UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Athersys, Inc.
(Name of Issuer)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

0474L106
(CUSIP Number)

HEALIOS K.K.
World Trade Center Bldg. 15F
2-4-1 Hamamatsucho
Minato-ku, Tokyo 105-6115, Japan
Attn: General Manager of Financing
and Accounting Division

Kenton King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Kenji Taneda, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 37th Floor 1-6-1, Roppongi, Minato-ku Tokyo 106-6037, Japan +81-3-3568-2626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 23, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0474L106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEALIOS K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

________________________________
(1)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form 10-Q.

CUSIP No. 0474L106	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tadahisa Kagimoto(2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

________________________________
(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock solely through his interest in HEALIOS K.K.
(3)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form 10-Q.

CUSIP No. 0474L106	13D	Page 4 of 5 Pages

Explanatory Note:
This Amendment No. 7 to Schedule 13D (this “Seventh Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”), Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”), Amendment No. 3 to the Initial Statement, as filed with the SEC on April 2, 2020 (the “Third Amendment”), Amendment No. 4 to the Initial Statement, as filed with the SEC on May 15, 2020 (the “Fourth Amendment”), Amendment No. 5 to the Initial Statement, as filed with the SEC on November 13, 2020 (the “Fifth Amendment”) and Amendment No. 6 to the Initial Statement, as filed with the SEC on November 18, 2020 (the “Sixth Amendment”). The Initial Statement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and this Seventh Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On November 21, 2020, Hardy TS Kagimoto, M.D., a director of Athersys, filed a complaint (the “Complaint”) for the inspection of books and records in the Court of Chancery of Delaware against Athersys.  The Complaint seeks to enforce Dr. Kagimoto’s right to inspect certain books and records of Athersys.  Dr. Kagimoto delivered a demand for inspection of such books and records on October 19, 2020.  As of the date of the filing of the Complaint, Athersys has not allowed Dr. Kagimoto access to the books and records specified in the demand.

The description of the Complaint is qualified in its entirety by the text of the Complaint, a copy of which is filed as Exhibit 99.1 to this Seventh Amendment and is incorporated by reference herein.

Dr. Kagimoto believes it is unfortunate that he has been left with no choice but to file the Complaint in order to receive the information that he is entitled to as a director of Athersys so that he may fulfill his fiduciary duties and ensure that other members of the board of directors (the “Board”) are fulfilling and not violating their respective fiduciary duties.  Dr. Kagimoto has attempted in good faith to bring to the attention of Athersys management significant issues to be addressed in its operational execution.  In light of continued failures in Athersys management’s operational execution, Dr. Kagimoto has urged the Board to be more vigilant in the exercise of its oversight responsibilities.  Rather than responding constructively to Dr. Kagimoto’s efforts to encourage the Athersys management team led by Dr. Van Bokkelen to improve its operational execution and to encourage the Board also led by Dr. Van Bokkelen to improve its corporate governance and management oversight, the Board has sought to isolate and exclude Dr. Kagimoto.

Dr. Kagimoto reiterates his belief that MultiStem has significant potential to improve outcomes for patients suffering from stroke and ARDS, but significant improvements in corporate governance and operational execution are necessary for the Issuer to achieve its full potential.

Healios may change its intention with respect to any and all matters referred to in Item 4. Healios intends to review its investment in the Issuer on an ongoing basis and may from time to time in the future express its views to and/or meet with management, the Board, other stockholders or third parties, including, potential partners, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7.  Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:
Exhibit No.	Description

99.1	Complaint for the Inspection of Books and Records, as filed with the Court of Chancery of the State of Delaware on November 21, 2020 by Hardy TS Kagimoto against Athersys, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2020
HEALIOS K.K.

By:	/s/ Hardy TS Kagimoto
	Name:	Hardy TS Kagimoto
	Title:	Chairman & CEO

HARDY TS KAGIMOTO

By:	/s/ Hardy TS Kagimoto